Moody National REIT II, Inc. S-4/A

Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Moody National REIT II, Inc.

We consent to the use of our report dated March 23, 2017, with respect to the consolidated balance sheets of Moody National REIT II, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related financial statement schedule III – real estate assets and accumulated depreciation, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, as amended.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

April 4, 2017